U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-54C

NOTIFICATION OF WITHDRAWAL OF ELECTION TO BE SUBJECT TO SECTIONS 55
THROUGH 65 OF THE INVESTMENT COMPANY ACT OF 1940 FILED
PURSUANT TO SECTION 54(c) OF THE ACT

The undersigned business development company hereby notifies the Securities and Exchange Commission that it elects, pursuant to the provisions of section 54(a) of the Investment Company Act of 1940 (the "Act"), to be subject to the provisions of sections 55 through 65 of the Act and, in connection with such notification of election, submits the following information:

Name: Prospect Credit Corporation

Address of Principal Business Office (No. & Street, City, State, Zip Code):

10 East 40th Street
42nd Floor
New York, NY 10016

Telephone number (including area code): (212) 448-0702

File Number: 000-55703

In addition to completing the cover page, a company withdrawing its election under section 54(a) of the Act must state one of the following bases for filing the notification of withdrawal:

☐    A. The company has never made a public offering of its securities; does not have more than 100 security holders for purposes of section 3(c)(1) of the Act and the rules thereunder; and does not propose to make a public offering.

☐    B. The company (1) has distributed substantially all of its assets to its security holders and has effected, or is in the process of effecting, a winding-up of its affairs, and (2) is not liquidating as part of a merger.

☐    C. The company has (1) sold substantially all of its assets to another company; or (2) merged into or consolidated with another company. Give the name of the other company and state whether the other company is a registered investment company, a company excluded from the definition of an investment company by section 3(c)(1) of the Act, a business development company, or none of the above.

☐    D. The company has changed the nature of its business so as to cease to be a business development company, and such change was authorized by the vote of a majority of its outstanding voting securities or partnership interests. Describe the company’s new business. Give the date of the shareholders’ or partners’ meeting and the number of votes in favor of and opposed to the change.

☐    E. The company has filed a notice of registration under section 8 of the Act. State the filing date of the company’s notice of registration (Form N-8A) under the Act.

☒    F. Other. Explain the circumstances surrounding the withdrawal of election.

Prospect Credit Corporation (the “Company”) has withdrawn its Registration Statement on Form 10-12G (File No. 000-55703) (the "Form 10"), together with all exhibits thereto, filed with the U.S. Securities and Exchange Commission (the "Commission") on October 13, 2016 under the Securities Exchange Act of 1934, as amended (the "Exchange Act") to prevent it from automatically becoming effective on December 12, 2016 pursuant to Section 12(g)(1) of the Exchange Act.  The Company is in the process of responding to comments to the Form 10 made by the Commission staff and deems it not to be in its best interest to go effective prior to fully resolving the outstanding staff comments.  Such withdrawal also no longer makes the Company eligible to elect to be subject to the provisions of section 54(a) of the Act, resulting in the filing of this Form N-54C.  The Company intends to refile the Form 10 in order to complete the review process and file a Form N-6F at such time.

Pursuant to the requirements of the Act, the undersigned company has caused this notification of election to be subject to sections 55 through 65 of the Investment Company Act of 1940 to be duly signed on its behalf in the City of New York and State of New York on the 8th day of December, 2016.

PROSPECT CREDIT CORPORATION

By:	/s/ M. GRIER ELIASEK
Name: M. Grier Eliasek
Title: Chief Operating Officer and President

Attest:	/s/ BRIAN H. OSWALD
Name: Brian H. Oswald
Title: Chief Financial Officer